UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

516-951-9074

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Notes

On March 25, 2025, Paranovus Entertainment Technology Limited (the “Company”) closed a transaction (the “Transaction”) and acquired 51% equity interest in Bomie Wookoo Inc., a corporation organized under the laws of the state of New York (“BW”), pursuant to a share purchase agreement dated February 28, 2025 (the “SPA”), by and among the Company, BW and stockholders of BW. As previously disclosed in a Form 6-K filed on March 3, 2025, the closing of the Transaction was subject to customary closing conditions, including obtaining approval from the Company’s shareholders. On March 24, 2025, the Company’s shareholders approved the consummation of the Transaction pursuant to the SPA in a general extraordinary meeting. On March 25, 2025, the stockholders of BW completed the transfer of 102 shares of common stock, no par value, of BW to the Company. As a result, the Company became a shareholder owning 51% of BW’s outstanding shares. On the same date, the Company made the payment of an aggregate of $22,440,000 in cash to the stockholders. Upon satisfaction of all closing conditions as set forth in the SPA, the Transaction was closed on March 25, 2025. Immediately following the closing, BW became a 51% owned subsidiary of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: March 31, 2025	By:	/s/ Ling Guo
Ling Guo Chief Financial Officer

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